5-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2002

Husky Energy Inc.
(Translation of registrant's name into English)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On May 1, 2002, Husky Energy Inc. issued its quarterly report for the three-month period ended March 31, 2002. The quarterly report is attached hereto as Exhibit A.

On May 2, 2002, Husky Energy Inc. issued a press release announcing its quarterly dividend for the three-month period ended March 31, 2002. The press release is attached hereto as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By: ______________________
Neil D. McGee
Vice President, Chief
Financial Officer

By: ______________________
James D. Girgulis
Vice President, Legal &
Corporate Secretary

Date: May 3, 2002

Exhibit A

HUSKY ENERGY INC. | TSE SYMBOL

HSE

QUARTERLY REPORT FOR THE PERIOD ENDING MARCH 31, 2002

LOOKING BEYOND
THE HORIZON


Q1

Husky Energy Increases Production; Growth Plans Include White Rose and Wenchang Offshore Projects

Net Earnings
($ millions – 2001 amounts as restated)


300
200
100
0
Q1
Q2
Q3
Q4
Q1
2001
2002

Cash Flow from Operations
($ millions)


800
600
400
200
0
Q1
Q2
Q3
Q4
Q1
2001
2002

Total Production
(mboe/day)


400
300
200
100
0
Q1
Q2
Q3
Q4
Q1
2001
2002

(Calgary, Alberta) Husky Energy Inc. today reported net earnings of $126 million ($0.29 per share) in the first quarter of 2002, compared with $192 million ($0.42 per share) in the same quarter of 2001. Cash flow from operations in the same period was $373 million ($0.87 per share), down from $620 million ($1.46 per share) in the first quarter of 2001. Results for 2001 have been restated to reflect the adoption of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

Net earnings in the first quarter of 2002 were down from the same period last year, reflecting lower natural gas prices in the quarter. Earnings were positively impacted by the narrowing of heavy/light crude oil differentials and a lower income tax provision.

"The first quarter of 2002 was significant for Husky. Production from the Terra Nova oil field commenced in January and project sanction for the White Rose development project was announced in March," said John C.S. Lau, President & Chief Executive Officer. "Husky Energy has entered into an era of large-scale projects that provides future growth for the Company. Husky will continue with its strategic growth and focus on financial discipline and earnings."

Terra Nova, the second oil field development in the Jeanne d'Arc Basin, off the east coast of Newfoundland and Labrador, commenced production in January and reached production rates of 125,000 barrels of oil per day. In 2002, the annual average production from Terra Nova is expected to add approximately 11,000 barrels of oil per day net to Husky.

On March 28, 2002, Husky and its co-venturer announced their decision to proceed with the development of the White Rose oil field. White Rose will be the third oil field development in the Jeanne d'Arc Basin. "We are pleased to be in the position to move forward with the development of White Rose," said Mr. Lau. "White Rose will contribute to Husky's future production growth and will benefit the oil and gas industry in Canada and more particularly in Newfoundland and Labrador".

The Wenchang offshore development project is proceeding on schedule with the floating production storage and offloading (FPSO) vessel successfully completing commissioning and sea trials prior to moving onto location. Production from the Wenchang project is anticipated by the middle of this year, and is expected to add an annual average of approximately 8,000 barrels of oil per day to Husky's production in 2002. Peak production is expected at 50,000 barrels of oil per day, 20,000 net to Husky.

Husky Energy

Highlights

(millions of dollars, except per share amounts)		2002	2001	% Change
		Three months ended March 31		
Sales and operating revenues, net of royalties [1]		**$ 1,359**	$ 1,780	⇓ 24
EBITDA [1] [2]		**431**	582	⇓ 26
Cash flow from operations		**373**	620	⇓ 40
Per share - Basic		**0.88**	1.47	⇓ 40
- Diluted		**0.87**	1.46	⇓ 40
Net earnings [1]		**126**	192	⇓ 34
Per share - Basic and diluted [1]		**0.29**	0.42	⇓ 31
Production				
Light/medium crude oil & NGL	*(mbbls/day)*	**117.5**	115.5	⇑ 2
Heavy oil	*(mbbls/day)*	**76.9**	56.9	⇑ 35
Natural gas	*(mmcf/day)*	**566.0**	584.0	⇓ 3
Barrels of oil equivalent (6:1)	*(mboe/day)*	**288.7**	269.7	⇑ 7

[1] *2001 amounts as restated.*
[2] *Earnings from operations before interest, income taxes and depletion, depreciation and amortization. Refer to note 1 to the consolidated financial statements for derivation of this number.*

Highlights

UPSTREAM
Production

Husky's production during the first quarter of 2002 averaged 289 mboe/day, an increase of three percent from the fourth quarter of 2001 (an increase of 7 percent from the first quarter of 2001). Lower commodity prices early in the quarter resulted in some shut-in production. New well tie-ins substantially offset natural declines. During the quarter Husky received its first production from the Terra Nova oil field.

During the first quarter 232 shallow natural gas wells were cased with a 92 percent success rate.

In the Lloydminster area the single well monitoring system continued to be rolled out, by the end of March 2002 the system had been installed at 500 sites. This system will help to monitor well operations and reduce down time.

Stage 1 of the Bolney/Celtic heavy oil thermal expansion project is progressing with start-up scheduled for the fourth quarter of 2002. Drilling has commenced on eight horizontal steam assisted gravity drainage ("SAGD") wells. Front end engineering and design work is underway for stage 2, which is projected to increase production by 5 mbbls/day of oil by mid 2003. The expansion of the battery is expected to increase capacity to 16 mbbls/day from 11 mbbls/day and to improve per barrel fuel consumption.

Exploration

During the first quarter of 2002, 103 exploratory wells were drilled with a 91 percent success rate. Exploration drilling in Western Canada continued to focus on natural gas targets in the predominantly winter-only accessible areas of the foothills, deep basin and Alberta northern plains districts. New discoveries in the Edson, Grande Cache and Bivouac regions are currently being tied-in and are expected to add to production over 20 mmcf/day of natural gas and 700 bbls/day of NGL. Discoveries in the foothills district awaiting tie-in later in 2002 are expected to add 15 mmcf/day of natural gas.

Major Project Update

East Coast, Canada

First quarter activities with respect to Husky's East Coast operations were significant with first oil from Terra Nova, a decision to proceed with the development of White Rose and plans to drill an exploration well during 2002.

Terra Nova

The Terra Nova oil field produced first oil on January 20, 2002 and has since delivered peak rates in excess of 125 mbbls/day. On February 21, 2002 Husky transferred its first share of production from Terra Nova of approximately 746 mbbls of oil from the floating, production, storage and offloading ("FPSO") vessel to a tanker for delivery to the Newfoundland Transhipment Terminal. Husky's estimated annual average production from Terra Nova in 2002 is 11 mbbls/day.

White Rose

On March 28, 2002, Husky and its co-venturer announced their decision to proceed with the development of the White Rose oil field. Husky is the operator and holds a 72.5 percent interest in the project. White Rose is the third offshore oil development project to be undertaken in the Jeanne d'Arc basin off the east coast of Newfoundland and Labrador.

Total development costs are currently expected to be $2.35 billion and will utilize a FPSO vessel with a peak capacity of 100 mbbls/day. Current plans call for 19 to 21 wells to recover between 200 and 250 mmbbls of crude oil over a 10 to 15 year period. First oil is anticipated by the end of 2005.

Oil Sands – Kearl, Alberta

Husky completed an asset exchange of the Kearl, Alberta properties. Under the terms of the agreement Husky increased its working interest in the in-situ development area to approximately 80 percent and decreased its working interest in the mining area to 25 percent. During the first quarter of 2002, 98 stratigraphic test wells were drilled to delineate and evaluate the in-situ resource.

International Offshore - China

The Wenchang development project offshore South China is proceeding on schedule with both production platforms installed and operational. The FPSO has completed commissioning and sea trials prior to moving onto location. Installation of the single point mooring system is underway. Production is anticipated by the middle of this year, and is expected to add an annual average of approximately 8 mbbls/day of oil in 2002, net to Husky. Peak production is expected to add 20 mbbls/day of oil, net to Husky.

MIDSTREAM

First quarter 2002 sales of synthetic crude oil from the Husky Lloydminster Upgrader averaged 71.2 mbbls/day, up from 49.7 mbbls/day in the fourth quarter of 2001 (up from 56.2 mbbls/day in the first quarter of 2001). Production in the fourth quarter of 2001 had been affected by two plant outages. The plant operated at maximum capacity during the first quarter of 2002. Husky has appointed an engineering firm to complete conceptual engineering for expansion of the Upgrader. The remainder of the front end engineering and design work will be tendered following the completion of the conceptual engineering and a decision on this major growth program will be made following the completion of this work.

The Upgrader continued its record of safe operations, reaching 2.8 million person hours without a lost time accident as of March 31, 2002.

REFINED PRODUCTS

Sales volume of asphalt products averaged 17.7 mbbls/day in the first quarter of 2002, up from the 15.0 mbbls/day in the first quarter of 2001 due to a strong winter sales program. This has occurred in spite of reduced demand.

Twenty-three Store Point systems were installed in Husky gas stations in the first quarter of 2002. To date there have been a total of 48 systems installed. Store Point is a fully integrated point of sale system that includes scanning, pay at the pump and integrated accounting functions.

Management's Discussion & Analysis

The following management's discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended March 31, 2002 and the audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2001, as restated. All dollar amounts are in millions of Canadian dollars, unless otherwise indicated.

Quarterly Comparison

		Three months ended		
		March 31	Dec. 31	March 31
		2002	2001	2001
Sales and operating revenues, net of royalties [1]		**$ 1,359**	$ 1,615	$ 1,780
EBITDA [1]		**431**	302	582
Cash flow from operations		**373**	287	620
Per share - Basic		**0.88**	0.67	1.47
- Diluted		**0.87**	0.66	1.46
Net earnings [1]		**126**	45	192
Per share - Basic and diluted [1]		**0.29**	0.09	0.42
Production				
Barrels of oil equivalent (6:1)	*(mboe/day)*	**288.7**	281.1	269.7

[1] 2001 amounts as restated.

First quarter 2002 net earnings of $126 million ($0.29 per share – basic & diluted) were 180 percent higher than the $45 million ($0.09 per share – basic & diluted) reported for the fourth quarter of 2001. The higher earnings during the first quarter of 2002 were due to higher prices for crude oil, NGL and natural gas, higher sales volume of crude oil and NGL and higher infrastructure and marketing income. These positive factors were partially offset by lower upgrading differential, lower refined product margins and sales volume, higher depletion, depreciation and amortization expense, higher interest expense and higher income tax expense.

The upstream operations produced 289 mboe/day during the first quarter of 2002, a three percent increase over the fourth quarter of 2001. The increase in upstream production was primarily due to the commencement of production at the Terra Nova oil field offshore eastern Canada in January 2002.

Industry Conditions

		Three months ended March 31	
Benchmark Prices (Averages)		**2002**	2001
West Texas Intermediate ("WTI")	*(U.S. $/bbl)*	**$ 21.64**	$ 28.72
NYMEX natural gas	*(U.S. $/mmbtu)*	**$ 2.38**	$ 7.27
AECO natural gas	*($/GJ)*	**$ 3.17**	$ 10.34

The price for West Texas Intermediate ("WTI") fluctuated during the month of January, 2002, averaging U.S. $19.73/bbl. It then rose over the remainder of the first quarter 2002, closing at U.S. $26.33/bbl at the end of the quarter.

The NYMEX near-month price for natural gas fell during the month of January 2002, to U.S. $1.98/mmbtu on January 29, 2002 then strengthened during the remainder of the first quarter and closed the quarter off its high of U.S. $3.59/mmbtu at U.S. $3.19/mmbtu.

The Company's management believe that commodity prices are likely to remain volatile and uncertain over the short term.

Results of Operations

UPSTREAM

Revenue and Production

Husky's net revenues from upstream operations (after royalties and hedging) decreased $160 million (24 percent) to $511 million in the first quarter of 2002 from $671 million in the first quarter of 2001.

Upstream Earnings Summary [1]

	Three months ended March 31	
	2002	2001
Gross revenue	**$ 586**	$ 855
Royalties	**75**	184
Net revenue	**511**	671
Costs and expenses	**152**	129
EBITDA	**359**	542
DD&A	**200**	174
Operating profit (EBIT)	**$ 159**	$ 368

[1] *2001 amounts as restated.*

Net Revenue Variance Analysis [1]

	Light/medium crude oil & NGL	Lloydminster heavy crude oil	Natural gas	Other	Total
Three months ended March 31, 2001	$ 241	$ 62	$ 358	$ 10	$ 671
Price changes	(28)	48	(303)		(283)
Volume changes	6	25	(14)		17
Royalties	18	(4)	93		107
Processing				(1)	(1)
Three months ended March 31, 2002	**$ 237**	**$ 131**	**$ 134**	**$ 9**	**$ 511**

[1] *2001 amounts as restated.*

Average Realized Prices

		Three months ended March 31	
		2002	2001
Light/medium crude oil & NGL	*($/bbl)*	**$ 26.17**	$ 28.72
Lloydminster heavy crude oil	*($/bbl)*	**$ 20.68**	$ 13.81
Natural gas	*($/mcf)*	**$ 3.10**	$ 9.05

Gross Daily Production			
		Three months ended March 31	
		2002	2001
Light/medium crude oil & NGL	*(mbbls/day)*	**117.5**	115.5
Lloydminster heavy crude oil	*(mbbls/day)*	**76.9**	56.9
Natural gas	*(mmcf/day)*	**566.0**	584.0
Barrels of oil equivalent	*(mboe/day)*	**288.7**	269.7

The decrease in upstream revenues for the first quarter of 2002 compared with the first quarter of 2001 was primarily due to lower prices for natural gas, light/medium crude oil and NGL. This negative effect was partially offset by higher production volume of crude oil and NGL and higher prices for heavy crude oil. During the first quarter of 2002 production of light/medium crude oil from properties in the Western Canada Sedimentary Basin was lower than in the first quarter of 2001 primarily due to natural declines and deferred capital spending. The commencement of production from the Terra Nova oil field offshore the east coast of Canada in January added to light/medium crude oil production in the first quarter of 2002. Production of Lloydminster heavy crude oil was 35 percent higher in the first quarter of 2002 compared with the same quarter in 2001. The higher Lloydminster production resulted primarily from the 2001/2002 drilling program, the addition of the Bolney/Celtic properties and the acquisition of Titanium Oil & Gas Ltd. Realized heavy crude oil prices were approximately 50 percent higher during the first quarter of 2002 compared to the same period in 2001. Husky's average realized price for light and medium crude oil and NGL in the first quarter of 2002 was approximately nine percent lower than that for the same period in 2001. Realized natural gas prices were approximately 66 percent lower during the first quarter of 2002 than that for the first quarter in 2001.

Netbacks and Operating Costs [1]

Light/Medium Crude Oil Netbacks [2]		
	Three months ended March 31	
Per boe	**2002**	2001
Sales revenue	**$ 26.08**	$ 29.70
Royalties	**3.28**	5.32
Operating costs	**7.61**	6.29
Netback	**$ 15.19**	$ 18.09

Lloydminster Heavy Crude Oil Netbacks [2]		
	Three months ended March 31	
Per boe	**2002**	2001
Sales revenue	**$ 20.47**	$ 14.27
Royalties	**1.59**	1.27
Operating costs	**6.42**	8.13
Netback	**$ 12.46**	$ 4.87

Natural Gas Netbacks [3]

Per mcfe	Three months ended March 31 2002	2001
Sales revenue	**$ 3.19**	$ 8.75
Royalties	**0.59**	2.27
Operating costs	**0.57**	0.43
Netback	**$ 2.03**	$ 6.05

Total Upstream Netbacks [2]

Per boe	Three months ended March 31 2002	2001
Sales revenue	**$ 22.25**	$ 34.80
Royalties	**2.90**	7.52
Operating costs	**5.88**	5.31
Netback	**$ 13.47**	$ 21.97

(1) 2001 amounts as restated.
(2) Includes associated co-products converted to boe.
(3) Includes associated co-products converted to mcfe.

The Company's total upstream average operating costs per unit were $5.88/boe during the first quarter of 2002 compared with $5.31/boe during the same period in 2001. Higher unit operating costs in the first quarter of 2002 were primarily attributable to natural production declines in shallow natural gas and mature waterflood properties and higher costs associated with acquisitions.

Depletion, Depreciation and Amortization ("DD&A")

Total upstream DD&A per boe was $7.68 during the first quarter of 2002 compared with $7.15 during the same period in 2001. The higher DD&A per boe in the first quarter of 2002 reflected the proportionately higher capital requirements associated with shallow natural gas, mature oil properties and capital for the Terra Nova oil field.

MIDSTREAM

EBITDA from midstream operations in the first quarter of 2002 decreased 15 percent to $96 million from $113 million in the first quarter of 2001. The decrease in midstream EBITDA was due to lower income from upgrading operations partially offset by higher income from infrastructure and marketing operations.

Upgrading Operations

		Three months ended March 31	
		2002	2001
Gross margin		**$ 75**	$ 133
Operating costs		**36**	69
Other expenses (recoveries)		**(1)**	5
EBITDA		**40**	59
DD&A		**5**	3
Operating profit (EBIT)		**$ 35**	$ 56
Selected operating data:			
Upgrader throughput [1]	*(mbbls/day)*	**76.6**	75.1
Synthetic crude oil sales	*(mbbls/day)*	**71.2**	56.2
Upgrading differential	*($/bbl)*	**9.85**	21.61
Unit margin	*($/bbl)*	**11.68**	26.57
Unit operating cost [2]	*($/bbl)*	**5.15**	10.11

[1] *Throughput includes diluent returned to the field.*
[2] *Based on throughput.*

Upgrading EBITDA Variance Analysis

Three months ended March 31, 2001	$ 59
Volume	35
Differential	(93)
Operating costs – energy	33
Operating costs - non-energy	0
Other	6
Three months ended March 31, 2002	**$ 40**

The lower upgrading EBITDA in the first quarter of 2002 compared with the same period in 2001 was due to narrower differentials between the price of synthetic crude oil and the cost of blended heavy crude oil feedstock partially offset by higher synthetic crude oil sales and lower energy related operating costs.

Infrastructure and Marketing			
		Three months ended March 31	
		2002	2001
Gross margin	- pipeline	**$ 16**	$ 23
	- other infrastructure and marketing	**42**	32
		58	55
Other expenses		**2**	1
EBITDA		**56**	54
DD&A		**4**	4
Operating profit (EBIT)		**$ 52**	$ 50
Selected operating data:			
Aggregate pipeline throughput	*(mbbls/day)*	**469**	550

EBITDA from infrastructure and marketing operations in the first quarter of 2002 was $56 million compared with $54 million in the first quarter of 2001. The higher EBITDA resulted primarily from higher income from marketed commodities partially offset by lower pipeline throughput and margins and lower cogeneration income.

REFINED PRODUCTS

Husky's total refined products EBITDA was $18 million for the first quarter of 2002, substantially the same as that for the first quarter of 2001. Lower margins and sales volume for motor fuels and lower margins for asphalt products were offset by higher sales volume of asphalt products and a gain on the sale of a marketing location.

Light Oil Products			
		Three months ended March 31	
		2002	2001
Gross margin	- fuel sales	**$ 12**	$ 13
	- ancillary sales	**6**	7
		18	20
Operating expenses		**7**	7
Other expenses (recoveries) [1]		**(1)**	3
EBITDA		**12**	10
DD&A		**6**	6
Operating profit (EBIT)		**$ 6**	$ 4
Selected operating data:			
Number of fuel outlets		**578**	579
Fuel sales volume	*(million litres/day)*	**7.2**	7.4
Refinery throughput	*(mbbls/day)*	**10.9**	10.9

[1] *2002 includes gain on sale of marketing location.*

Asphalt Products		
	Three months ended March 31	
	2002	2001
Gross margin	**$ 7**	$ 9
Other expenses (recoveries) [1]	**1**	1
EBITDA	**6**	8
DD&A	**2**	2
Operating profit (EBIT)	**$ 4**	$ 6
Selected operating data:		
Sales volume *(mbbls/day)*	**17.7**	15.0
Refinery throughput *(mbbls/day)*	**25.2**	22.2

CORPORATE

Interest Expense

Net interest expense for the first quarter of 2002 was marginally lower than that for the same period in 2001. Capitalized interest was $6 million for the first quarter of 2002 compared to $12 million in the first quarter of 2001. The lower capitalized interest in the first quarter of 2002 was due to the Terra Nova project commencing production in January 2002.

The Company's average interest rate during the first quarter of 2002 was 5.67 percent compared with 7.32 percent for the same period in 2001.

Foreign Exchange

The Company recorded a foreign exchange loss of $8 million in the first quarter of 2002 compared with a $73 million loss during the same period of 2001 primarily due to a greater weakening of the Canadian dollar in 2001. Effective January 1, 2002, due to a change in Canadian generally accepted accounting principles, foreign exchange gains and losses on long-term monetary items are no longer deferred and amortized. Foreign exchange for the comparative prior periods presented have been adjusted to reflect this change.

Income Taxes

Income tax expense was $57 million during the first quarter of 2002 compared with $170 million during the same period of 2001. Lower income tax expense in the first quarter of 2002 was due to lower pre-tax earnings and to the recognition of a non-recurring adjustment to future income taxes of $10 million resulting from changes to the British Columbia corporate income tax rate and to a reduction in the federal corporate income tax for non-resource income.

Sensitivity Analysis

The following table shows the annual effect on net earnings and cash flow of changes in certain key variables. The analysis is based on business conditions and production volumes during the first quarter of 2002. Each separate item in the sensitivity analysis assumes the others are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

Sensitivity Analysis

Item	Increase	Effect on Pre-tax Cash Flow		Effect on Earnings	
		($ Millions)	*($/Share)*[5]	*($ Millions)*	*($/Share)*[5]
WTI benchmark crude oil price	*U.S. $1.00/bbl*	98	0.23	62	0.15
Nymex benchmark natural gas price [1]	*U.S. $0.20/mmbtu*	41	0.10	25	0.06
Light/heavy crude oil differential [2]	*Cdn. $1.00/bbl*	(28)	(0.07)	(17)	(0.04)
Light oil margins	*Cdn. $0.005/litre*	14	0.03	8	0.02
Asphalt margins	*Cdn. $1.00/bbl*	7	0.02	4	0.01
Exchange rate (U.S. $ per Cdn. $) [3]	*U.S. $0.01*	(30)	(0.07)	(19)	(0.04)
Interest rate [4]	*1%*	(10)	(0.02)	(7)	(0.02)

(1) Includes decrease in earnings related to natural gas consumption.
(2) Includes impact of upstream and upgrading operations only.
(3) Assumes no foreign exchange gain or loss. A new accounting standard eliminates the deferral of foreign exchange gains and losses on long-term monetary items. The impact of the Canadian dollar strengthening by U.S. $0.01 would be an increase of $12 million in net earnings based on March 31, 2002 U.S. debt levels.
(4) Interest rate sensitivity based on annual weighted obligations.
(5) Based on March 31, 2002 common shares outstanding of 417.3 million.

Liquidity and Capital Resources

SUMMARY

During the first quarter, 2002, cash available from operating activities amounted to $359 million, a decrease of $296 million (45 percent) compared with the same period in 2001. Cash used for investing activities during the first quarter amounted to $414 million, an increase of $159 million compared with the same period in 2001. During the first quarter of 2002 cash used for investing activities comprised capital expenditures of $426 million, and corporate acquisitions of $2 million partially offset by sales of assets of $12 million and a $2 million reduction of other assets.

INVESTING ACTIVITIES

Net capital investments during the first quarter of 2002 were financed primarily by cash flow from operating activities and through the utilization of existing credit facilities.

Capital Expenditures

	Three months ended March 31 2002		2001	
Upstream				
Exploration				
Western Canada	**$**	**122**	$	78
East Coast Canada		**15**		13
International		**1**		-
		138		91
Development				
Western Canada		**223**		171
East Coast Canada		**23**		27
International		**19**		30
		265		228
		403		319
Midstream				
Upgrader		**9**		2
Infrastructure and marketing		**7**		25
		16		27
Refined Products		**4**		5
Corporate		**3**		-
	$	**426**	$	351

Upstream

During the first quarter of 2002 upstream capital expenditures in Western Canada totalled $345 million (first quarter of 2001 $249 million). Exploration and development expenditures in the Lloydminster heavy oil area amounted to $39 million. During the quarter, 26 wells were drilled in the Lloydminster area all of which were completed and equipped. In Western Canada conventional areas 374 wells were drilled, of which 346 were completed and equipped. Exploration spending in Western Canada during the first quarter of 2002 totalled $122 million, or 35 percent of total Western Canada upstream capital expenditures. Exploration focus remained on plays extending from the Alberta foothills and deep basin through to Northeast British Columbia and Northwest Alberta.

During the first quarter of 2002, $38 million was spent on the offshore East Coast of Canada exploration and development projects, which include the White Rose and Terra Nova development projects. The Terra Nova oil field commenced production in January, 2002.

During the first quarter of 2002, $20 million was spent on the Wenchang oil field development project offshore southern China.

Wells Drilled [1]						
			Three months ended March 31			
			2002		2001	
			Gross	**Net**	Gross	Net
Western Canada						
Exploration	Oil		**6**	**5**	47	45
	Gas		**88**	**83**	72	68
	Dry		**9**	**9**	26	25
			103	**97**	145	138
Development	Oil		**52**	**44**	110	102
	Gas		**226**	**216**	114	94
	Dry		**19**	**18**	23	22
			297	**278**	247	218
			400	**375**	392	356

[1] *Excludes delineation wells.*

Midstream
Midstream capital expenditures for property, plant and equipment during the first quarter of 2002 totalled $16 million and included $9 million for the Husky Lloydminster Upgrader and $7 million for pipeline and cogeneration projects compared with $27 million in the first quarter of 2001.

Refined Products
Refined products capital expenditures amounted to $4 million during the first quarter of 2002 and included $2 million for marketing outlet improvements and $2 million for various improvements at the Lloydminster asphalt refinery. Capital expenditure in the first quarter of 2001 was $5 million.

FINANCING ACTIVITIES
At March 31, 2002 the Company's outstanding long-term debt, including amounts due within one year, totalled $2,182 million, compared with $2,092 million, at December 31, 2001.

At March 31, 2002, $385 million had been drawn under the Company's $1 billion syndicated credit facility. Interest rates under the facility vary and are based on Canadian prime, Bankers' Acceptance, U.S. Libor or U.S. base rate, depending on the borrowing option selected, credit ratings assigned by certain rating agencies to the Company's senior unsecured debt and whether the facility is revolving or non-revolving.

At March 31, 2002, the Company had drawn or otherwise utilized in support of letters of credit $122 million of the $195 million in short-term credit facilities available to it. The interest rates applicable to these facilities vary and are based on Canadian prime, Bankers' Acceptance, money market rates or U.S. dollar equivalents.

The Company has an agreement to sell trade receivables of up to $220 million on a continual basis. The agreement calls for purchase discounts, based on Canadian commercial paper rates, to be paid on an ongoing basis. The average effective rate during the first quarter of 2002 was 2.49 percent (first quarter 2001 - 5.94 percent). The Company has potential exposure to an immaterial amount of credit loss under this agreement. At March 31, 2002, $220 million of trade receivables had been sold under the agreement.

The Company believes its internally generated liquidity, together with access to external credit resources, will be sufficient to satisfy existing commitments and plans, and also to provide adequate flexibility to take advantage of potential strategic business opportunities.

Common Share Information

(thousands of shares)		Three months ended March 31 2002	Year ended December 31 2001
Share price [1]	High	**$ 17.80**	$ 20.95
	Low	**$ 14.20**	$ 13.10
	Close at end of period	**$ 17.10**	$ 16.47
Average daily trading volume		**555**	625
Weighted average number of common shares outstanding			
	Basic	**416,939**	416,100
	Diluted	**418,951**	418,640
Number of common shares outstanding at end of period		**417,309**	416,878

(1) Trading in the common shares of Husky Energy Inc. ("HSE") commenced on The Toronto Stock Exchange on August 28, 2000. The Company is included in the S&P Global 1200, TSE 300 Composite, S&P/TSE 60,TSE 100 and Toronto 35 indices, and is represented in the integrated oil subgroup in the TSE 300 Composite.

Certain statements contained in this release, including statements which may contain words such as "could", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Actual future results may differ materially. Husky's annual report to shareholders and other documents filed with securities regulatory authorities describe the risks, uncertainties and other factors, such as changes in business plans and estimated amounts and timing of capital expenditures and changes in estimates of future production, that could influence actual results.

CONSOLIDATED BALANCE SHEETS

March 31, 2002 and December 31, 2001 *(millions of dollars)*	2002	2001
	(unaudited)	*(audited)*
Assets		
Current assets		
Accounts receivable	**$ 527**	$ 376
Inventories	**227**	226
Prepaid expenses	**26**	24
	780	626
Property, plant and equipment - (full cost accounting)	**13,491**	13,078
Less accumulated depletion, depreciation and amortization	**4,567**	4,363
	8,924	8,715
Other assets (*note 3*)	**26**	29
	$ 9,730	$ 9,370
Liabilities and Shareholders' Equity		
Current liabilities		
Bank operating loans	**$ 120**	$ 100
Accounts payable and accrued liabilities	**958**	821
Long-term debt due within one year	**176**	144
	1,254	1,065
Long-term debt	**2,006**	1,948
Site restoration provision	**221**	212
Future income taxes	**1,685**	1,659
Shareholders' equity		
Capital securities and accrued return	**359**	367
Common shares *(note 6)*	**3,400**	3,397
Retained earnings	**805**	722
	4,564	4,486
	$ 9,730	$ 9,370
Commitments *(note 5)*		
Common shares outstanding *(millions)*	**417.3**	416.9

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2001 amounts as restated.

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

(millions of dollars, except per share amounts)	Three months ended March 31 **2002**	2001
Sales and operating revenues, net of royalties (*note 3*)	**$ 1,359**	$ 1,780
Costs and expenses		
Cost of sales and operating expenses (*note 3*)	**903**	1,105
Selling and administration expenses	**20**	17
Depletion, depreciation and amortization	**221**	192
Interest - net	**27**	28
Foreign exchange *(note 3)*	**8**	73
Other - net	**(3)**	3
	1,176	1,418
Earnings before income taxes	**183**	362
Income taxes		
Current	**28**	5
Future	**29**	165
	57	170
Net earnings	**$ 126**	$ 192
Earnings per share		
Basic and diluted	**$ 0.29**	$ 0.42
Weighted average number of common shares outstanding *(millions)*		
Basic	**416.9**	415.8
Diluted	**419.0**	417.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(millions of dollars)	Three months ended March 31 **2002**	2001
Beginning of period	**$ 722**	$ 304
Net earnings	**126**	192
Dividends on common shares	**(38)**	(37)
Return on capital securities (net of related taxes)	**(5)**	(17)
Foreign exchange (retroactive adjustment)	**-**	(51)
End of period	**$ 805**	$ 391

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2001 amounts as restated.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(millions of dollars, except per share amounts)	Three months ended March 31 2002	2001
Operating activities		
Net earnings	**$ 126**	$ 192
Items not affecting cash		
Depletion, depreciation and amortization	**221**	192
Future income taxes	**29**	165
Foreign exchange - non cash *(note 3)*	**1**	69
Other	**(4)**	2
Cash flow from operations	**373**	620
Change in non-cash working capital	**(14)**	35
	359	655
Financing activities		
Bank operating loans financing - net	**20**	26
Long-term debt issue	**200**	-
Long-term debt repayment	**(111)**	(302)
Return on capital securities payment	**(16)**	(15)
Deferred credits	**-**	(3)
Proceeds from exercise of stock options	**3**	-
Dividends on common shares	**(38)**	(37)
Change in non-cash working capital	**(3)**	(69)
	55	(400)
Available for investing	**$ 414**	$ 255
Investing activities		
Capital expenditures	**$ (426)**	$ (351)
Corporate acquisitions	**(2)**	(5)
Asset sales	**12**	27
Other assets	**2**	1
Change in non-cash working capital	**-**	73
	$ (414)	$ (255)
Cash equivalents *(note 2)*		
Change in non-cash working capital		
Accounts receivable	**$ (153)**	$ (8)
Inventories	**(1)**	(13)
Prepaid expenses	**(2)**	-
Accounts payable and accrued liabilities	**139**	60
Change in non-cash working capital	**$ (17)**	$ 39
Cash taxes paid	**$ 14**	$ 8
Cash interest paid	**$ 35**	$ 36
Cash flow from operations per share		
Basic	**$ 0.88**	$ 1.47
Diluted	**$ 0.87**	$ 1.46

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2001 amounts as restated.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2002 (*unaudited*)

Except where indicated and per share amounts, all dollar amounts are in millions of Canadian dollars.

Note 1 Segmented Financial Information

	Upstream		Midstream				Refined Products		Corporate and Eliminations [2]		Total	
			Upgrading		Infrastructure and Marketing							
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Three months ended March 31 [1]												
Sales and operating revenues, net of royalties	**$ 511**	$ 671	**$ 221**	$ 225	**$ 952**	$ 1,592	**$ 231**	$ 301	**$ (556)**	$ (1,009)	**$ 1,359**	$ 1,780
Costs and expenses [4]	**152**	129	**181**	166	**896**	1,538	**213**	283	**(514)**	(918)	**928**	1,198
EBITDA	**359**	542	**40**	59	**56**	54	**18**	18	**(42)**	(91)	**431**	582
Depletion, depreciation and amortization	**200**	174	**5**	3	**4**	4	**8**	8	**4**	3	**221**	192
Interest-net	**-**	-	**-**	-	**-**	-	**-**	-	**27**	28	**27**	28
	200	174	**5**	3	**4**	4	**8**	8	**31**	31	**248**	220
Earnings (loss) before income taxes	**159**	368	**35**	56	**52**	50	**10**	10	**(73)**	(122)	**183**	362
Current income taxes	**-**	-	**-**	-	**-**	-	**-**	-	**28**	5	**28**	5
Future income taxes	**-**	-	**-**	-	**-**	-	**-**	-	**29**	165	**29**	165
Net earnings (loss)	**$ 159**	$ 368	**$ 35**	$ 56	**$ 52**	$ 50	**$ 10**	$ 10	**$ (130)**	$ (292)	**$ 126**	$ 192
Cash flow from operations	**$ 359**	$ 542	**$ 40**	$ 60	**$ 56**	$ 54	**$ 18**	$ 17	**$ (100)**	$ (53)	**$ 373**	$ 620
Capital expenditures – Three months ended March 31	**$ 403**	$ 319	**$ 9**	$ 2	**$ 7**	$ 25	**$ 4**	$ 5	**$ 3**	$ -	**$ 426**	$ 351
Identifiable assets – As at March 31 [3]	**$ 7,537**	$ 6,663	**$ 608**	$ 573	**$ 412**	$ 389	**$ 320**	$ 323	**$ 853**	$ 1,043	**$ 9,730**	$ 8,991

[1] *2001 amounts as restated.*

[2] *Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.*

[3] *Identifiable assets by segment are the total assets specifically attributable to those operations at March 31. Corporate accounts include accounts receivable, inventories, prepaid expenses, other assets and corporate assets.*

[4] *Costs and expenses include cost of sales and operating expenses, selling and administration expenses, foreign exchange and other-net.*

Note 2 Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. ("Husky" or "the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001. Certain information provided for prior periods has been reclassified to conform with current presentation.

Cash Equivalents

Cash equivalents consists of cash in the bank, less outstanding cheques, and deposits with a maturity of less than three months. For each of the three months ended March 31, 2002 and 2001, there was no change from the beginning balance for cash equivalents of nil.

Note 3 Accounting Changes

Effective January 1, 2002, the Company retroactively adopted the revised recommendations of the Canadian Institute of Chartered Accountants on Foreign Currency Translation. The new recommendations eliminated the deferral and amortization of foreign exchange gains and losses on long-term monetary items. This change resulted in a reduction of retained earnings at January 1, 2001 of $51 million. This change also resulted in a reduction to other assets of $133 million, a reduction to the future income tax liability of $36 million and an increase to capital securities of $17 million as at December 31, 2001. Earnings for the three months ended March 31, 2001 were reduced by $50 million and retained earnings were reduced by $63 million, which included an adjustment to the accrued return on the capital securities.

In 2001 and previously, the Company presented certain crown charges as a component of operating expenses. These charges have been reclassified as royalties for 2002 and for all comparative periods presented in these financial statements. There is no impact on the earnings or cash flow of the Company as a result of this change.

Note 4 Financial Instruments and Risk Management

Interest Rate Risk

During the first quarter of 2002, the Company entered into interest rate swap arrangements whereby the fixed interest rate coupon on certain debt was swapped to floating rates with the following terms:

Debt	Amount (millions)	Swap Maturity	Swap Rate (%)
6.95% medium-term notes	$200	July 14, 2009	CDOR + 175 bps
7.125% notes	U.S. $150	November 15, 2006	U.S. LIBOR + 235 bps
7.550% debentures	U.S. $200	November 15, 2011	U.S. LIBOR + 194 bps

During the first quarter of 2002, the Company recognized a gain of $4 million from interest rate management activities (2001 – loss of $1 million).

Note 5 Commitments

The Company has awarded various contracts for the construction of a floating production, storage and offloading vessel for the White Rose development project with an expected completion date of 2004.

Note 6 Share Capital

The Company's authorized share capital consists of an unlimited number of no par value common and preferred shares.

	Number of Common Shares	Amount
Balance at December 31, 2001	416,878,093	$ 3,397
Exercised for cash – options and warrants	430,974	3
Balance at March 31, 2002	**417,309,067**	**$ 3,400**

As the Company follows the intrinsic value method of accounting for stock-based compensation, no compensation cost has been recognized for its fixed stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan after January 1, 2002, the Company's pro-forma net earnings and earnings per share would have been the same as those reported.

A summary of the status of the Company's fixed stock option plan, and changes during 2002 is presented below:

	2002	
Fixed Options	Shares (000's)	Weighted Average Exercise Prices
Outstanding, January 1	8,602	$13.78
Granted	200	$16.27
Exercised	(163)	$13.56
Forfeited	(226)	$14.07
Outstanding, March 31	**8,413**	**$13.84**
Options exercisable at March 31	2,690	$13.70
Weighted average fair value of options granted during the period [(1)]	$ 5.96	

[(1)] *Weighted average fair value calculated using the Modified Black- Scholes option-pricing model.*

At March 31, 2002, the options outstanding had exercise prices ranging from $11.16 to $19.76 with a weighted average contractual life of 3.4 years.

Shares potentially issuable on the settlement of the capital securities have not been included in the determination of diluted earnings and cash flow per share, as the Company has neither the obligation nor intention to settle amounts due through the issue of shares.

Terms and Abbreviations

bbls	barrels
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfe	thousand cubic feet of gas equivalent
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
NGL	natural gas liquids
hectare	1 hectare is equal to 2.47 acres
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Cash Flow from Operations	Earnings from operations plus non-cash charges
EBIT	Earnings from operations before interest and taxes (operating profit)
EBITDA	Earnings from operations before interest, income taxes and depletion, depreciation and amortization
Equity	Capital securities and accrued return, shares and retained earnings
Free Cash Flow	Cash flow from operations less capitalized administration and capitalized interest
Total Debt	Long-term debt including current portion and short-term

Natural gas converted on the basis that six mcf equals one barrel of oil.

In this report, the terms "Husky Energy Inc.", "Husky" or "the Company" mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.

Husky Energy will host a conference call for analysts and investors on Wednesday, May 1, 2002 at 4:15 p.m. Eastern time to discuss Husky's first quarter results. To participate, please dial 1-888-694-1579 beginning at 4:05 p.m. Eastern time. Media are invited to participate in the call on a listen-only basis by dialing 1-888-434-1242 beginning at 4:05 p.m.

Those who are unable to listen to the call live may listen to a recording of the call by dialing 1-800-558-5253 one hour after the completion of the call, approximately 6:15p.m. Eastern time, then dialing reservation number 20516925. The PostView will be available until Wednesday, May 8th.

For further information, please contact:

Investor Relations
Richard M. Alexander
Vice President, Investor Relations
Tel: (403) 298-6952
Fax: (403) 750-5010

Media Relations
Donald Campbell
Manager, Corporate Communications
Tel: (403) 298-7088
Fax: (403) 298-6515

707 - 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P 3G7
Telephone: (403) 298-6111 Facsimile: (403) 750-5010 Website: www.huskyenergy.ca
e-mail: Investor.Relations@huskyenergy.ca

Exhibit B

Husky Energy

News Release

Calgary – May 2, 2002 – For Immediate Release

HUSKY ENERGY ANNOUNCES QUARTERLY DIVIDEND

On Wednesday May 1, 2002, the Board of Directors of Husky Energy Inc. declared a quarterly dividend for the three-month period ended March 31, 2002 of $0.09 per share on its common shares, payable on July 1, 2002 to shareholders of record at the close of business on May 31, 2002.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

-30-

For further information please contact:

Richard M. Alexander
Vice President, Investor Relations & Communications
(403) 298-6952

Don Campbell
Manager, Corporate Communications & Government Relations
(403) 298-7088